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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                      For the month of      June, 2002
                                       ---------------------

                                  AMVESCAP PLC
            --------------------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
            --------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F       X              Form 40-F
                    -------------                   ------------

[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                Yes                              No       X
                    -------------                   ------------



[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-         N/A
                                      ---------------------------


Description of document filed: NOTIFICATION OF INTERESTS OF DIRECTORS AND
                               ------------------------------------------
                               CONNECTED PERSONS
                               -----------------

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AMVESCAP PLC
564023
IMMEDIATE RELEASE   27 JUNE 2002
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3552



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

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1)   Name of company        AMVESCAP PLC
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2)   Name of director       HUBERT HARRIS
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3)   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

     NOTIFICATION IS IN RESPECT OF THE DIRECTOR NAMED IN 2 ABOVE
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4)   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

                                  -
-------------------------------------------------------------------------------
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

                              AS 3 ABOVE
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6)   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

                      LAPSE OF OPTIONS
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7)   Number of shares/amount of stock            -
     acquired
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8)   Percentage of issued class                  -%
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9)   Number of shares/amount of
     Stock disposed                             1,155 OPTIONS
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10)  Percentage of issues class                  N/A
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11)  Class of security              OPTIONS TO ACQUIRE ORDINARY SHARES @ 612p
                                    UNDER THE AMVESCAP INTERNATIONAL SHARESAVE
                                    PLAN.
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12)  Price per share                 -
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13)  Date of transaction            25 JUNE 2002
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14)  Date company informed          25 JUNE 2002
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15)  Total holding following this notification

     1,050,000 OPTIONS AND 259,038 ORDINARY SHARES
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16)  Total percentage holding of issued class following this notification

0.038%
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IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE
FOLLOWING BOXES
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17)  Date of grant          -
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18)  Period during which or date on which exercisable

                            -
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19)  Total amount paid (if any) for grant of the option

                            -
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20)  Description of shares or debentures involved: class, number

                            -
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21)  Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise.

                            -
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22)  Total number of shares or debentures over which options held following this notification.

                            -
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23)  Any additional information

     LAPSE OF OPTIONS HELD UNDER THE AMVESCAP INTERNATIONAL SHARESAVE PLAN WHICH MATURED WHEN THE EXERCISE PRICE WAS ABOVE THE MARKET PRICE.
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24)  Name of contact and telephone number for queries

     ANGELA TULLY
     020 7454 3652
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25)  Name and signature of authorised company official responsible for making this notification.

     ANGELA TULLY
     AMVESCAP PLC
     ASSISTANT COMPANY SECRETARY

     Date of Notification     27 JUNE 2002
-------------------------------------------------------------------------------
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                        -----------------------------
                                                (Registrant)


Date 27 June, 2002                      By  /s/ ANGELA TULLY
                                          ---------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary